UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

874227101
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue, 22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, New York 10171	New York, New York 10020
(212) 891-2100	(973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 874227101

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		Not
(b)		Applicable

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.		Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	0*
Shares Beneficially	8.	Shared Voting Power:	61,175,236*
Owned by
Each Reporting	9.	Sole Dispositive Power:	0*
Person With	10.	Shared Dispositive Power:	61,175,236*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 61,175,236*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 49.8%*

14.		Type of Reporting Person (See Instructions): IA, IN

*Based  upon the  information set forth in the Quarterly Report on Form 10-Q of Talecris Biotherapeutics Holdings Corp. (the "Company") as filed with the Securities and Exchange Commission on April 28, 2010, there were 122,875,752 shares of common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of April 26, 2010.  As of the date hereof, Talecris Holdings, LLC, whose managing member is Cerberus-Plasma Holdings LLC, holds 61,175,236 Shares.  Pursuant to the Amended and Restated Limited Liability Company Agreement of Talecris Holdings, LLC, Cerberus-Plasma Holdings LLC has the authority to vote and dispose of all of the securities held by Talecris Holdings, LLC.  The managing member of Cerberus-Plasma Holdings LLC is Cerberus Partners, L.P., whose general partner is Cerberus Associates, L.L.C.  Stephen Feinberg is the managing member of Cerberus Associates, L.L.C.  As a result of the foregoing, Mr. Feinberg is deemed to beneficially own the 61,175,236 Shares that are held by Talecris Holdings, LLC, or 49.8% of the Shares deemed issued and outstanding as of the date hereof.

Pursuant to the terms of the Voting Agreement, dated as of June 6, 2010, between Grifols, S.A. and Talecris Holdings, LLC, Mr. Feinberg and Grifols, S.A. may be deemed to have certain shared power to vote and shared power to direct the disposition of the 61,175,236 Shares that are held by Talecris Holdings, LLC.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Feinberg or any other person that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose, and membership in a “group” is expressly disclaimed.

Item 1.   Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Shares”), of Talecris Biotherapeutics Holdings Corp., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at P.O. Box 110526, 4101 Research Commons, 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709.

Item 2.            Identity and Background.

      The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, NY 10171.  Stephen Feinberg is the managing member of Cerberus Associates, L.L.C., which is the general partner of Cerberus Partners, L.P., which is the managing member of Cerberus-Plasma Holdings LLC, which is the managing member of Talecris Holdings, LLC (the foregoing entities are collectively referred to herein as the “Cerberus Entities”).  The Cerberus Entities are engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, investment companies, subscriptions, warrants, bonds, notes, debentures, options, swaps, derivatives and other securities, instruments and assets of various kind and nature.  Mr. Feinberg also provides investment management services and other services for various other third parties.

        Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Feinberg is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

       On March 31, 2005, certain affiliates of the Cerberus Entities financed the Company’s acquisition of assets of Bayer HealthCare, LLC, Biological Products Division’s plasma business in exchange for 12% Second Lien Notes, 14% Junior Secured Convertible Notes and 100,000 shares of the Company’s Series A Preferred Stock.  In addition, on April 12, 2005, the Company issued 192,310 shares of its Series B Senior Convertible Preferred Stock to Talecris Holdings, LLC in connection with the financing of the Company’s acquisition of Precision Pharma Services, Inc.  On December 6, 2006, the Company repaid and retired all principal and interest amounts owed under the 12% Second Lien Notes and converted all of the 14% Junior Secured Convertible Notes held by Talecris Holdings, LLC into 900,000 shares its Series A Preferred Stock.  Immediately prior to the consummation of the Company’s initial public offering consummated on October 6, 2009, Talecris Holdings, LLC held an aggregate of (i) 1,000,000 shares of the Company’s Series A Preferred Stock and (ii) 192,310 shares of the Company’s Series B Preferred Stock.

      In connection with the Company’s initial public offering, the 1,000,000 shares of the Company’s Series A Preferred Stock and the 192,310 shares of the Company’s Series B Preferred Stock that were held by Talecris Holdings, LLC were converted by the Company into 88,227,868 Shares, of which 27,052,632 Shares were sold by Talecris Holdings, LLC in the Company’s initial public offering.  Thus, upon consummation of the Company’s initial public offering on October 6, 2009 and as of the date hereof, Talecris Holdings, LLC holds 61,175,236 Shares.

Item 4.           Purpose of Transaction.

       Pursuant to and subject to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 6, 2010, by and among Grifols, S.A. (the “Parent”), Grifols, Inc., a wholly-owned subsidiary of Parent (“HoldCo”), and the Company, Parent will acquire the Company through a series of transactions whereby (i) the Company will undergo a reorganization by merging with and into a newly formed, wholly-owned subsidiary of the Company (the “Company Virginia Sub”), with the Company Virginia Sub surviving such merger (the “Reincorporation Merger”) (following the Reincorporation Merger, the Company Virginia Sub is referred to as the “Reincorporation Merger Surviving Corporation”), and (ii) immediately following the Reincorporation Merger, Holdco will be merged with and into the Reincorporation Merger Surviving Corporation, with the Reincorporation Merger Surviving Corporation continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger” and, together with the Reincorporation Merger, the “Mergers”).  The descriptions of the Mergers and the Merger Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 1 hereto.

       Concurrently with the execution of the Merger Agreement, Parent and Talecris Holdings, LLC entered into a Voting Agreement, dated as of June 6, 2010 (the “Voting Agreement”).  Pursuant to the Voting Agreement, which is further described in Item 6 hereof, Talecris Holdings, LLC agreed, among other things, to vote the 61,175,236 Shares that are currently subject to the Voting Agreement (together with any additional shares of voting capital stock of the Company or of the Company Virginia Sub that Talecris Holdings, LLC acquires beneficial ownership of after the effective date of the Voting Agreement, which are collectively referred to as the “Covered Shares”) (i) in favor of the Reincorporation Merger and adoption of the Merger Agreement and the Reincorporation Plan of Merger (as defined in the Merger Agreement) and approve the Merger and other transactions contemplated by the Merger Agreement and any action reasonably requested by Parent in furtherance of the foregoing, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of Talecris Holdings, LLC contained in the Voting Agreement, and (iii) against any Takeover Proposal (as defined in the Merger Agreement) and against any other action, agreement or transaction involving the Company or any of its subsidiaries that is intended, or would reasonably be expected to, materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Reincorporation Merger or the Merger or the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by the Company of its obligations under the Merger Agreement or by Talecris Holdings, LLC of its obligations under the Voting Agreement, including (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries (other than the Merger), (b) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or any reorganization, recapitalization or liquidation of the Company or any of its subsidiaries, or (c) any change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s certificate of incorporation or bylaws; except, in the case of clauses (i) through (iii), if expressly contemplated or permitted by the Merger Agreement or approved by Parent.

       Notwithstanding the obligations and restrictions of the Voting Agreement set forth in the foregoing paragraph, (A) in the event of a Company Adverse Recommendation Change (as defined in the Merger Agreement) made in compliance with the Merger Agreement in response to a Superior Proposal (as defined in the Merger Agreement), Talecris Holdings, LLC shall only be required to vote an amount of the Covered Shares that is equal to 35% of the total voting power of the outstanding Shares immediately prior to the Company Stockholders’ Meeting (as defined in the Merger Agreement) (or following the Reincorporation Merger, 35% of the total voting power of the outstanding shares of the Company Virginia Sub’s common stock, par value $0.01 per share (the “Company Virginia Sub Common Stock”)) in accordance with the terms of the Voting Agreement set forth in the foregoing paragraph and may vote the remaining Covered Shares in any manner it chooses, and (B) in the event of a Company Adverse Recommendation Change made in compliance with the Merger Agreement in response to an Intervening Event (as defined in the Merger Agreement), Talecris Holdings, LLC is required (i) to vote an amount of the Covered Shares that is equal to 35% of the total voting power of the outstanding Shares immediately prior to the Company Stockholders’ Meeting (or following the  Reincorporation Merger, 35% of the total voting power of the outstanding shares of the Company Virginia Sub Common Stock) in accordance with the terms of the Voting Agreement set forth in the foregoing paragraph, and (ii) to vote the remaining Covered Shares in a manner that is proportionate to the manner in which all Shares (or, following the Reincorporation Merger, all shares of the Company Virginia Sub Common Stock), other than those Shares voted by Talecris Holdings, LLC, are voted in respect of such matter.

       The Voting Agreement also provides that Talecris Holdings, LLC and its subsidiaries, affiliates and representatives shall not directly or indirectly (i) solicit, initiate or knowingly encourage or facilitate any Takeover Proposal or the making or consummation thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, enter into any agreement with respect to, or otherwise cooperate with any Takeover Proposal, (iii) waive, terminate modify or fail to enforce any provision of any contractual confidentiality,  “standstill” or similar obligation of any person in favor of Talecris Holdings, LLC and relating to the Company or any of its subsidiaries other than Parent, (iv) take any action to make the provisions of any “fair price,” moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested shareholder” under, Section 203 of the Delaware General Corporation Law), or any restrictive provision of any applicable anti-takeover provisions in the Company’s Amended and Restated Certificate of Incorporation, including Article X thereof, restricting “business combinations” and “interested stockholders” that would otherwise apply, or the Company by-laws, inapplicable to any transactions contemplated by the Takeover Proposal, (v) make or participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission (the “SEC”) or powers of attorney or similar rights to vote, or seek to advise or influence any person, with respect to the voting of any Shares in connection with any vote or other action on any matter, other than to recommend that the stockholders of the Company vote in favor of the adoption of the Merger Agreement and as otherwise expressly provided in the Voting Agreement, (vi) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, or allow any of its subsidiaries to enter into, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, voting, profit capture, tender or other similar contract providing for, with respect to, or in connection with, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal, or (vii) agree or propose to do any of the foregoing.  Notwithstanding the foregoing, at any time the Company is permitted to take the actions set forth in clauses (x) and (y) of Section 5.02(a) of the Merger Agreement with respect to a Takeover Proposal that the board of directors of the Company (acting on the recommendation of the Special Committee (as defined in the Merger Agreement)) determines in good faith (after consultation with its outside legal advisors and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to constitute a Superior Proposal, Talecris Holdings, LLC and its affiliates and representatives shall be free to participate in any discussions or negotiations regarding such Takeover Proposal with the person making such Takeover Proposal, provided that Talecris Holdings, LLC has not breached the foregoing restrictions.

       The Voting Agreement also provides that Talecris Holdings, LLC shall not (i) transfer any of the Covered Shares, beneficial ownership thereof or any other interest therein unless such transfer is a Permitted Transfer (as defined in the Voting Agreement), (ii) enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, its representations, warranties, covenants and obligations under the Voting Agreement, or (iii) take any action that could restrict or otherwise affect its legal power, authority and right to comply with and perform its covenants and obligations under the Voting Agreement.

       Further, the Voting Agreement provides that nothing therein shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares.

       The descriptions of the Voting Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 2 hereto.

Item 5.           Interest in Securities of the Issuer.

       Based  upon the  information set forth in the Quarterly Report on Form 10-Q of the Company as filed with the SEC on April 28, 2010, there were 122,875,752 Shares issued and outstanding as of April 26, 2010.  As of the date hereof, Talecris Holdings, LLC, whose managing member is Cerberus-Plasma Holdings LLC, holds 61,175,236 Shares.  Pursuant to the Amended and Restated Limited Liability Company Agreement of Talecris Holdings, LLC, Cerberus-Plasma Holdings LLC has the authority to vote and dispose of all of the securities held by Talecris Holdings, LLC.  The managing member of Cerberus-Plasma Holdings LLC is Cerberus Partners, L.P., whose general partner is Cerberus Associates, L.L.C.  Stephen Feinberg is the managing member of Cerberus Associates, L.L.C.  As a result of the foregoing, Mr. Feinberg is deemed to beneficially own the 61,175,236 Shares that are held by Talecris Holdings, LLC, or 49.8% of the Shares deemed issued and outstanding as of the date hereof.

       Pursuant to the terms of the Voting Agreement, Mr. Feinberg and Grifols, S.A. may be deemed to have certain shared power to vote and shared power to direct the disposition of the 61,175,236 Shares that are held by Talecris Holdings, LLC.

       Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Feinberg or any other person that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose, and membership in a “group” is expressly disclaimed.

       Other than the transactions described in this Schedule 13D, during the sixty days on or prior to the filing date of this Schedule 13D, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       The descriptions of the Merger Agreement and the Voting Agreement set forth in Item 4 hereof are hereby incorporated by reference in their entirety.

       The Voting Agreement shall remain in effect until the earlier to occur of: (i) the Effective Time (as defined in the Merger Agreement);  (ii) the termination of the Merger Agreement in accordance with its terms; and (iii) the making of any waiver, amendment or other modification of the Merger Agreement that (a) materially reduces the amount of, or materially changes the type of consideration to be received by the holders of the Shares (or following the Reincorporation Merger, the Company Virginia Sub Common Stock) in the Mergers or (b) is otherwise materially adverse to holders of the Shares or the Company Virginia Sub Common Stock.

       Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg or the Cerberus Entities and any other person or entity.

Item 7.          Material to be Filed as Exhibits.

       1.        Agreement and Plan of Merger, dated as of June 6, 2010, among Grifols, S.A., Grifols, Inc. and Talecris Biotherapeutics Holdings Corp. (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Talecris Biotherapeutics Holdings Corp. on June 10, 2010).

       2.        Voting Agreement, dated as of June 6, 2010, by and among Grifols, S.A. and Talecris Holdings, LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 8, 2010

By: /s/ Stephen Feinberg
Stephen Feinberg, in his capacity as the managing member
of Cerberus Associates, L.L.C., the general partner of
Cerberus Partners, L.P., the managing member of Cerberus-
Plasma Holdings LLC

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 2

VOTING AGREEMENT

BY AND AMONG

GRIFOLS, S.A.

AND

TALECRIS HOLDINGS, LLC

 DATED AS OF JUNE 6, 2010

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TABLE OF CONTENTS

Page

ARTICLE I General...	1
1.1. Defined Terms...	1

ARTICLE II VOTING...	3
2.1. Agreement to Vote...	3
2.2. No Inconsistent Agreements..........................................................................................................................................................................................	5
2.3. Proxy...	5

ARTICLE III REPRESENTATIONS AND WARRANTIES..............................................................................................................................................................	6
3.1. Representations and Warranties of the Stockholder...................................................................................................................................................	6

ARTICLE IV OTHER COVENANTS..................................................................................................................................................................................................	7
4.1. Prohibition on Transfers; Other Actions.......................................................................................................................................................................	7
4.2. Stock Dividends, etc ......................................................................................................................................................................................................	8
4.3. No Solicitation; Support of Takeover Proposals.........................................................................................................................................................	8
4.4. Notice of Acquisitions...................................................................................................................................................................................................	9
4.5. Further Assurances...	9

ARTICLE V MISCELLANEOUS...	9
5.1. Termination...	9
5.2. No Ownership Interest....................................................................................................................................................................................................	10
5.3. Notices...	10
5.4. Interpretation; Definitions..............................................................................................................................................................................................	12
5.5. Counterparts...	12
5.6. Entire Agreement...	12
5.7. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial...................................................................................................................................	12
5.8. Amendment; Waiver...	14
5.9. Remedies ...	14
5.10. Severability...	15
5.11. Successors and Assigns; Third Party Beneficiaries...................................................................................................................................................	15
5.12. Action by Stockholder Capacity Only.........................................................................................................................................................................	15
5.13. Maximum Covered Share Amount...............................................................................................................................................................................	16

Schedule 1:    Stockholder

ii
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INDEX OF DEFINED TERMS

Page
Affiliate...	1
Agreement...	1
Beneficial Owner...	2
Beneficial Ownership...	2
Beneficially Own...	2
Beneficially Owned...	2
Chancery Court...	13
Company Common Stock...	1
control...	2
controlled by...	2
Covered Claim...	13
Covered Shares...	2
Credit Agreement...	16
Encumber...	2
Encumbrance...	2
Existing Shares...	2
Expiration Date...	2
Grantees...	5
Holdco...	1
Indenture...	16
Locked-Up Covered Shares...	2
Maximum Covered Share Amount......................................................................................................................................................................................................	16
Other Delaware Court...	13
Parent...	1
Permitted Transfer...	2
Person...	3
Representatives...	3
SEC...	8
Stockholder...	1
Subsidiary...	3
Transaction Agreement...	1
Transfer...	3
under common control with...	2

iii
6404/31479-004 Current/19246127v8

VOTING AGREEMENT

       VOTING AGREEMENT, dated as of June 6, 2010 (this “Agreement“), by and among GRIFOLS, S.A., a company organized under the laws of Spain (“Parent“), and TALECRIS HOLDINGS, LLC, a Delaware limited liability company (the “Stockholder).

W I T N E S S E T H:

       WHEREAS, concurrently with the execution of this Agreement, Parent, Talecris Biotherapeutics Holdings Corp., a Delaware corporation (the “Company”), and Grifols, Inc. a Delaware corporation and a wholly-owned subsidiary of Parent (“Holdco”) are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement“), pursuant to which, among other things, each outstanding share of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive the Common Stock Merger Consideration specified therein.

       WHEREAS, as of the date hereof, the Stockholder is the beneficial owner of the Existing Shares (as defined herein).

       WHEREAS, as a condition and inducement to Parent entering into the Merger Agreement, Parent has required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations with respect to the Covered Shares (as defined herein) set forth herein;

       WHEREAS, the Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby, and has approved the execution and delivery of this Agreement in connection therewith, understanding that the execution and delivery of this Agreement by the Stockholder is a material inducement and condition to Parent’s willingness to enter into the Merger Agreement.

       NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

       1.1.   Defined Terms.  The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.  Capitalized and other defined terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

          “Affiliate“ means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person; provided that the Company shall not be deemed an Affiliate of the Stockholder.

6404/31479-004 Current/19246127v8

          “Beneficial Ownership“ has the meaning ascribed to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The terms “Beneficially Own“, “Beneficially Owned“ and “Beneficial Owner“ shall each have a correlative meaning.

          “control“ (including the terms “controlled by“ and “under common control with“), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

          “Covered Shares“ means the Stockholder’s Existing Shares, together with any shares of Company Common Stock or Company Virginia Sub Common Stock or other voting capital stock of the Company or Company Virginia Sub and any shares of the Company Common Stock or other stock of the Company issuable upon the conversion, exercise or exchange of securities that are as of the relevant date securities convertible into or exercisable or exchangeable for shares of Company Common Stock or Company Virginia Sub Common Stock or other voting capital stock of the Company or Company Virginia Sub, in each case that the Stockholder has or acquires Beneficial Ownership of on or after the date hereof.

          “Encumbrance“ means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement).  The term “Encumber“ shall have a correlative meaning.

          “Existing Shares“ means an aggregate of 61,175,236 shares of Company Common Stock Beneficially Owned by the Stockholder, as set forth opposite the Stockholder’s name on Schedule 1 hereto.

          “Expiration Date“ shall mean the date that the Merger Agreement shall terminate in accordance with its terms.

          “Locked-Up Covered Shares“ means an amount of Covered Shares that is equal to 35% of the total voting power of the outstanding shares of Company Common Stock (or following the Reincorporation Merger, Company Virginia Sub Common Stock) immediately prior to the Company Stockholders’ Meeting.

          “Permitted Transfer“ means a Transfer of Covered Shares by the Stockholder to an Affiliate of the Stockholder, provided that, (i) such Affiliate shall remain an Affiliate of the Stockholder at all times following such Transfer, and (ii) prior to the effectiveness of such Transfer, such transferee executes and delivers to Parent a written agreement, in form and substance acceptable to Parent, to assume all of the Stockholder’s obligations hereunder in respect of the securities subject to such Transfer and to be bound by the terms of this Agreement, with respect to the securities subject to such Transfer, to the same extent as the Stockholder is bound hereunder and to make each of the representations and warranties hereunder in respect of the securities transferred as the Stockholder shall have made hereunder.

6404/31479-004 Current/19246127v8

          “Person“ means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity, or any group comprised of two or more of the foregoing.

          “Representatives“ means the officers, directors, employees, agents, advisors and Affiliates of a Person.

          “Subsidiary“ means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner, or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; provided that the Company shall in no event be deemed a Subsidiary of Stockholder.

          “Transfer“ means, directly or indirectly, to sell, transfer, assign, pledge, Encumber, hypothecate or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any Contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, Encumbrance, hypothecation or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE II

VOTING

2.1.   Agreement to Vote.

          (a)           Subject to Sections 2.1(b) and 2.1(c), the Stockholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at the Company Stockholders’ Meeting and at any other meeting of the stockholders of the Company or (following the Reincorporation Merger) Company Virginia Sub, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company or (following the Reincorporation Merger) Company Virginia Sub, the Stockholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i)    appear at each such meeting or otherwise cause the Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

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(ii)  vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent (if then permitted under the Company Certificate or the Company Virginia Sub Articles, as applicable) covering, all of the Covered Shares (I) in favor of the Reincorporation Merger and adoption of the Merger Agreement and the Reincorporation Plan of Merger and approve the Merger and other transactions contemplated by the Merger Agreement and any action reasonably requested by the Parent in furtherance of the foregoing; (II) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Stockholder contained in this Agreement; and (III) against any Takeover Proposal and against any other action, agreement or transaction involving the Company or any of its Subsidiaries that is intended, or would reasonably be expected to, materially impede, interfere with, delay, postpone, adversely affect  or prevent the consummation of the Reincorporation Merger or the Merger or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by the Stockholder of its obligations under this Agreement, including (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or any reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries or (C) any change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s certificate of incorporation or bylaws, except, in the case of clauses (I) through (III), if expressly contemplated or permitted by the Merger Agreement or approved by Parent.

The obligations of the Stockholder specified in this Section 2.1(a) shall, subject to Section 2.1(b) and Section 2.1(c), apply whether or not the Mergers or any action described above is recommended by the Board of Directors of the Company (or any committee thereof).

(b)           Notwithstanding Section 2.1(a), in the event of a Company Adverse Recommendation Change made in compliance with the Merger Agreement in response to a Superior Proposal, the obligation of the Stockholder to vote Covered Shares as to which the Stockholder controls the right to vote in the manner set forth in Section 2.1(a)(ii) shall be modified such that:

(i)  the Stockholder shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering the Locked-Up Covered Shares, voting together as a single class, entitled to vote in respect of such matter, as provided in Section 2.1(a)(ii); and

(ii)    the Stockholder, in its sole discretion, shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares (other than the Locked-Up Covered Shares) in any manner it chooses  with respect to the adoption of the Merger Agreement.

(c)           Notwithstanding Section 2.1(a), in the event of a Company Adverse Recommendation Change made in compliance with the Merger Agreement in response to an Intervening Event , the obligation of the Stockholder to vote Covered Shares as to which the Stockholder controls the right to vote in the manner set forth in Section 2.1(a)(ii) shall be modified such that:

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(i) the Stockholder shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering the Locked-Up Covered Shares, voting together as a single class, entitled to vote in respect of such matter, as provided in Section 2.1(a)(ii); and

(ii) the Stockholder shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares (other than the Locked-Up Covered Shares) in a manner that is proportionate to the manner in which all shares of Common Stock (or shares of Company Virginia Sub Common Stock), as applicable (other than the shares voted by the Stockholder) which are voted in respect of such matter, are voted.

2.2.   No Inconsistent Agreements.  The Stockholder hereby covenants and agrees that, except for this Agreement, the Stockholder (a) has not entered into, and shall not enter into at any time while the Merger Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Shares, (b) has not granted, and shall not grant at any time while the Merger Agreement remains in effect, a proxy (except pursuant to Section 2.3), consent or power of attorney with respect to the Covered Shares and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing any of its obligations under this Agreement.  The Stockholder hereby represents that all proxies, powers of attorney, instructions or other requests given by the Stockholder prior to the execution of this Agreement in respect of the voting of such Stockholder’s Covered Shares, if any, are not irrevocable and the Stockholder hereby revokes (or causes to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to the Stockholder’s Covered Shares.

       2.3.   Proxy.  The Stockholder hereby irrevocably appoints as its proxy and attorney-in-fact, Tomás Dagá, a director of Parent, and David Bell, the Vice President of Corporate Operations of Grifols, Inc., and any individual who shall hereafter succeed any such person, and any other Person designated in writing by Parent (collectively, the “Grantees“), each of them individually, with full power of substitution and resubstitution, to vote or execute written consents with respect to the Covered Shares in accordance with Sections 2.1(a),  2.1(b)(i) and  2.1(c) prior to the Expiration Date at any annual or special meetings of stockholders of the Company (or adjournments thereof) at which any of the matters described in Section 2.1(a) is to be considered; provided however, that the Stockholder’s grant of the proxy contemplated by this Section 2.3 shall be effective if, and only if, the Stockholder has not delivered to the Secretary of the Company at least ten business days prior to the meeting at which any of the matters described in Section 2.1(a) is to be considered a duly executed irrevocable proxy card previously approved by Parent directing that the Covered Shares be voted in accordance with Sections 2.1(a), 2.1(b)(i) and 2.1(c).  This proxy is coupled with an interest, was given as an additional inducement of Parent to enter into the Merger Agreement and shall be irrevocable prior to the Expiration Date, at which time any such proxy shall terminate.  The Stockholder (solely in its capacity as such) shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.  Parent may terminate this proxy with respect to the Stockholder at any time at its sole election by written notice provided to the Stockholder.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1.   Representations and Warranties of the Stockholder.  The Stockholder hereby represents and warrants to Parent as follows:

(a)   Authorization; Validity of Agreement; Necessary Action.  The Stockholder  has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b)   Ownership.  The Stockholder’s Existing Shares are, and all of the Covered Shares owned by the Stockholder from the date hereof through and on the Closing Date will be, Beneficially Owned and owned of record by the Stockholder.  The Stockholder has good and valid title to the Stockholder’s Existing Shares, free and clear of any Encumbrances other than pursuant to this Agreement, the Merger Agreement, under applicable federal or state securities laws or pursuant to any written policies of the Company only with respect to restrictions upon the trading of securities under applicable securities laws.  As of the date hereof, the Stockholder’s Existing Shares constitute all of the shares of Company Common Stock Beneficially Owned or owned of record by the Stockholder.  The Stockholder has and will have at all times through the Closing Date sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article II, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Existing Shares and with respect to all of the Covered Shares owned by the Stockholder at all times through the Closing Date.

(c)   No Violation.  The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of its obligations under this Agreement will not, (i) conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to the Stockholder or by which any of its assets or properties is bound, or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on the properties or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder and/or any of its assets or properties is bound, except for any of the foregoing as would not reasonably be expected, either individually or in the aggregate, to impair in any material respect the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

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(d)   Consents and Approvals.  The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require  the Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity, other than the filings of any reports with the Securities and Exchange Commission.

(e)   Absence of Litigation.  As of the date hereof there is no Action pending or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder and/or any of its Affiliates before or by any Governmental Entity that would reasonably be expected to impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(f)   Finder’s Fees.  No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent, Holdco, or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

(g)   Reliance by Parent.  The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Stockholder and the representations and warranties of the Stockholder contained herein.  The Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Reincorporation Merger, the Merger and the other transactions contemplated thereby.

3.2.           Representations and Warranties of Parent.  Parent hereby represents and warrants that it has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Parent, constitutes a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

ARTICLE IV

OTHER COVENANTS

4.1.   Prohibition on Transfers; Other Actions.  Until the Expiration Date, the Stockholder shall not (a) Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer; (b) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, the Stockholder’s representations, warranties, covenants and obligations under this Agreement; or (c) take any action that could restrict or otherwise affect the Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement.  Any Transfer in violation of this provision shall be void ab initio.

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4.2.   Stock Dividends, etc.  In the event of a stock split, stock dividend or distribution, or any change in the Company Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.3.   No Solicitation; Support of Takeover Proposals.

(a)   Subject to Section 4.3(b), prior to the Expiration Date the Stockholder and its Subsidiaries, Affiliates and Representatives shall not directly or indirectly (i) solicit, initiate or knowingly encourage or facilitate any Takeover Proposal or the making or consummation thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, enter into any agreement with respect to, or otherwise cooperate with any Takeover Proposal, (iii) waive, terminate modify or fail to enforce any provision of any contractual confidentiality,  “standstill” or similar obligation of any Person in favor of the Stockholder and relating to the Company or any of its Subsidiaries other than Parent, (iv) take any action to make the provisions of any “fair price,” moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested shareholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provisions in the Company Certificate, including Article X thereof, restricting “business combinations” and “interested stockholders” that would otherwise apply, or the Company Bylaws, inapplicable to any transactions contemplated by the Takeover Proposal, (v) make or participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the U.S. Securities and Exchange Commission (“SEC”) or powers of attorney or similar rights to vote, or seek to advise or influence any Person, with respect to the voting of any shares of Company Common Stock in connection with any vote or other action on any matter, other than to recommend that the stockholders of the Company vote in favor of the adoption of the Merger Agreement and as otherwise expressly provided in this Agreement, (vi) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, or allow any of its Subsidiaries to enter into, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, voting, profit capture, tender or other similar Contract providing for, with respect to, or in connection with, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal, or (vii) agree or propose to do any of the foregoing.  The Stockholder and its Subsidiaries, Affiliates and Representatives shall immediately cease and cause to be terminated all discussions or negotiations with any Person conducted heretofore (other than with Parent) with respect to any Takeover Proposal, and shall take the necessary steps to inform its Affiliates and Representatives of the obligations undertaken pursuant to this Agreement, including this Section 4.3.  Any violation of this Section 4.3 by any of the Stockholder’s Affiliates or Representatives shall be deemed to be a violation by the Stockholder of this Section 4.3.

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(b)   Notwithstanding anything to the contrary in Section 4.3(a), at any time the Company is permitted to take the actions set forth in clauses (x) and (y) of Section 5.02(a) of the Merger Agreement with respect to a Takeover Proposal, the Stockholder and its Affiliates and Representatives shall be free to participate in any discussions or negotiations regarding such Takeover Proposal with the Person making such Takeover Proposal, provided that the Stockholder has not breached this Section 4.3.

(c)   For the purposes of this Section 4.3, the Company shall be deemed not to be an Affiliate or Subsidiary of the Stockholder, and any officer, director, employee, agent or advisor of the Company (in each case, in their capacities as such) shall be deemed not to be a Representative of the Stockholder.

4.4.   Notice of Acquisitions.  The Stockholder shall notify Parent as promptly as practicable (and in any event within 48 hours after receipt) orally and in writing of (i) the number of any additional shares of Company Common Stock or other securities of the Company of which the Stockholder acquires Beneficial Ownership on or after the date hereof and (ii) to the extent known by the Stockholder, any Takeover Proposal and any material subsequent modifications thereto, such notice to include the identity of the Person making such Takeover Proposal and a copy of such Takeover Proposal, including draft agreements or term sheets submitted to the Stockholder in connection therewith at the time such Takeover Proposal is first made or submitted thereafter reflecting material changes to the terms and conditions (or, where no such copy is available, a reasonably detailed description of the material terms and conditions of such Takeover Proposal).  The Stockholder shall provide to Parent on a reasonably prompt basis (and in any event within 48 hours) of any material modifications to the terms of any such Takeover Proposal.  The Stockholder shall not enter into any Contract with any Person subsequent to the date of this Agreement, and the Stockholder is not party to any Contract, in each case that prohibits the Stockholder from providing such information to Parent.

4.5.   Further Assurances.  From time to time, at Parent’s reasonable request and without further consideration, the Stockholder shall cooperate with Parent in making all filings and obtain all consents of Governmental Entities and third parties and execute and deliver such additional documents and take all such further actions as may be necessary or desirable to effect the actions contemplated by this Agreement.  Without limiting the foregoing, the Stockholder hereby authorizes Parent to publish and disclose in any announcement or disclosure required by the SEC and in the Proxy Statement/Prospectus the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement.

ARTICLE V

MISCELLANEOUS

5.1.   Termination.  This Agreement shall remain in effect until the earlier to occur of (a) the Effective Time;  (b) the termination of the Merger Agreement in accordance with its terms; and (c) the making of any waiver, amendment or other modification of the Merger Agreement that (i) materially reduces the amount of, or materially changes the type of consideration to be received by the holders of Company Common Stock (or following the Reincorporation Merger, the Virginia Sub Common Stock) in the Mergers or (ii) is otherwise materially adverse to holders of the Company Common Stock or the Virginia Sub Common Stock.  Notwithstanding the foregoing, the provisions of this Section 5.1 and of Section 5.2 and Sections 5.4 through 5.12 shall survive any termination of this Agreement without regard to any temporal limitation.  Neither the provisions of  this Section 5.1 and nor the termination of this Agreement shall relieve (A) any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, or (B) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement.  Nothing in the Merger Agreement shall relieve the Stockholder from any liability arising out of or in connection with a breach of this Agreement.  In particular, without limitation, the liability of the Stockholder for damages and losses suffered by Parent as a consequence of any breach by the Stockholder shall not be extinguished by the payment or the coming due of the Parent Termination Fee (as this term is defined in the Merger Agreement).

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5.2.   No Ownership Interest.  The Stockholder has agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares.  All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and nothing herein shall, or shall be construed to, grant Parent any power, sole or shared, to direct or control the voting or disposition of any of the Covered Shares.  Without limiting the generality of the previous sentence, the Stockholder shall be entitled to receive any cash dividend paid by the Company with respect to the Covered Shares during the term of this Agreement.  Nothing in this Agreement shall be interpreted as (i) obligating the Stockholder to exercise or convert any warrants, options or convertible securities or otherwise to acquire Company Common Stock or (ii) creating or forming a “group” with any other Person, including Parent, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable law.

5.3.   Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Parent to:

    Grifols, S.A.
    Avinguda de la Generalitat, 152-158
    Parc de Negocis Can Sant Joan
    Sant Cugat del Valles 08174
    Barcelona, Spain
    Fax:   + 34.93.571.2201
    Attention:  Victor Grifols

        with copies to:

    Proskauer Rose LLP
    1585 Broadway
    New York, NY  10036
    Facsimile:  (212) 969-2900
    Attention:  Peter Samuels, Esq.

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and

Osborne Clarke Europe
Avenida Diagonal, 477
Planta 20
08036  Barcelona
Spain
Fax:  +34.93.410.2513
Attention: Tomás Dagá
Raimon Grifols

(b) if to the Stockholder, to:

Talecris Holdings, LLC
c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10019
Attention:  Mark A. Neporent
Facsimile:

with a copy to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attention:  Stuart D. Freedman

(c) if to the Company, to:

Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709
Fax:  (919) 287-2907
Attention:  John F. Gaither, Jr.

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with a copy to:

Wachtell Lipton Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile: (212) 403-2343
Attention: Mark Gordon, Esq.

5.4.   Interpretation; Definitions.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers.  It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  Capitalized terms used herein that are not otherwise defined herein are used as defined in the Merger Agreement as in effect on the date hereof.

5.5.   Counterparts.  This Agreement may be executed by facsimile or other image scan transmission and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

5.6.   Entire Agreement.  This Agreement and, to the extent referenced herein, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

5.7.   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)           GOVERNING LAW.  THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECT SHALL BE GOVERNED BY, AND CONSTRUED, INTERPRETED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF EXCEPT TO THE EXTENT THAT IT IS MANDATORY, UNDER THE LAWS OF THE STATE OF VIRGINIA THAT THE VIRGINIA STOCK CORPORATION ACT, AS AMENDED, APPLIES.

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(b)           Exclusive Jurisdiction.  Each of the parties hereby agrees that any claim, dispute or controversy (of any and every kind or type, whether based on contract, tort, statute, regulation or otherwise, and whether based on state, federal, foreign or any other law), arising out of, relating to or in connection with this Agreement, the documents referred to in this Agreement, or any of the transactions contemplated thereby, and including disputes relating to the existence, validity, breach or termination of this Agreement (any such claim being a “Covered Claim”), shall be heard and determined exclusively in the Court of Chancery of the State of Delaware and the appropriate appellate courts therefrom (the “Chancery Court”), and in no other; provided, however, that in the event the Chancery Court determines  that it lacks subject matter jurisdiction over a Covered Claim, such claim shall be heard and determined exclusively in another state or federal court sitting in the state of Delaware and the appropriate appellate courts therefrom (an “Other Delaware Court”).  Each of the parties expressly agrees and acknowledges that the Delaware Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court) is an appropriate and convenient forum for resolution of any and all Covered Claims, that it will not suffer any undue hardship or inconvenience if required to litigate in such court, and that such court is fully competent and legally capable of adjudicating any Covered Claim.  Each party further represents that it has agreed to the jurisdiction of the Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court), in respect of Covered Claims after being fully and adequately advised by legal counsel of its own choice concerning the procedures and laws applied in such courts and has not relied on any representation by any other party or its affiliates, representatives or advisors as to the content, scope or effect of such procedures and law, and will not contend otherwise  in any proceeding in any court of any jurisdiction.

(c)           Personal Jurisdiction.  Each of the parties hereby irrevocably submits, for itself and in respect to its Affiliates and properties, generally and unconditionally, to the exclusive personal jurisdiction of the Chancery Court and Other Delaware Courts in respect of Covered Claims.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.3 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.  In addition, Parent consents to service of process upon Parent by mailing or delivering such service to its agent, Corporation Service Company (the “Service Agent”), authorizes and directs the Service Agent to accept such service, and shall take all such action as may be necessary to continue such appointment in full force and effect or to appoint another agent so that it will at all times have an agent for service of process for the foregoing purposes in the State of Delaware.

(d)           Covenants.  Each of the parties hereby irrevocably waives, and agrees not to attempt to assert or assert, by way of motion or other request for leave from the Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court), as a defense, counterclaim or otherwise, in any action involving a Covered Claim, (a) the defense of sovereign immunity, the defense that any Covered Claim or remedy with respect thereto is within the exclusive jurisdiction of a court outside the state of Delaware, (b) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 5.7, (c) that it or its Affiliates or property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (d) to the fullest extent permitted by applicable law that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the suit, action or proceeding is not maintainable in such court, (iii) the venue of such suit, action or proceeding is improper or inappropriate and (iv) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Each of the parties further hereby irrevocably waives, and agrees not to attempt to assert, by way of motion or other request in any other court of other forum, that a judgment entered by the Chancery Court or any Other Delaware Court, including a judgment for specific performance, is not enforceable in such other court or forum, whether in the United States, the Kingdom of Spain or otherwise.  The parties agree that a final judgment in respect of any Covered Claim of the Delaware Chancery Court (or, if the Delaware Chancery Court lacks subject matter jurisdiction, an Other Delaware Court) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

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(e)           Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.   EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.7(e).

       5.8.   Amendment; Waiver.  This Agreement may not be amended except by an instrument in writing signed by Parent, the Stockholder.  Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the other party.

       5.9.   Remedies.

(a)           The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that the parties would not have any adequate remedy at law.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Chancery Court (or, if and only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.  Each of the parties hereby irrevocably waives, and agrees not to attempt to assert or assert, by way of motion or other request for leave from the Chancery Court or any Other Delaware Court, as a defense, counterclaim or otherwise, in any action involving a Covered Claim, any claim or argument that there is an adequate remedy at law or that an award of specific performance is not otherwise an available or appropriate remedy.  Any requirements for the securing or posting of any bond with such remedy are waived.  Without limiting the generality of the foregoing, the parties agree that Parent shall be entitled to specific performance against the Stockholder of its obligations to abide by the covenants and obligations with respect to the Covered Shares set forth herein.

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      5.10.   Severability.  Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner adverse to any party.  Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties as closely as possible and to the end that the transactions contemplated hereby shall be fulfilled to the maximum extent possible.

      5.11.   Successors and Assigns; Third Party Beneficiaries.  Except in connection with a Permitted Transfer or a Transfer of Covered Shares permitted by the proviso contained in Section 4.1(a), neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part (by operation of law or otherwise), by any party without the prior written consent of the other parties hereto.  Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.  Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

       5.12.   Action by Stockholder Capacity Only.  Parent acknowledges that the Stockholder has entered into this Agreement solely in its capacity as the record and/or beneficial owner of the Covered Shares (and not in any other capacity, including without limitation, any capacity as a director or officer of the Company).  Nothing herein shall limit or affect any actions taken by the Stockholder or its Affiliate or designee, or require the Stockholder or its Affiliate or designee to take any action, in each case, in his capacity as a director or officer of the Company, including, without limitation, to disclose information acquired solely in its or his capacity as a director or officer of the Company, and any actions taken (whatsoever), or failure to take any actions (whatsoever), by it or him in such capacity as a director or officer of the Company shall not be deemed to constitute a breach of this Agreement.

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       5.13.   Maximum Covered Share Amount.  Notwithstanding anything to the contrary in this Agreement, (i) the obligations of the Stockholder pursuant to this Agreement shall apply only to a maximum number of Covered Shares that is one share less than the lesser of (a) the number of Covered Shares the direct or indirect ownership (beneficially or of record) of which by Parent would result in a “Change of Control” (as defined in the Indenture, dated as of October 21, 2009, as amended, modified or supplemented from time to time, by and among the Company, its subsidiaries named therein as subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Indenture“)) and (b) the number of Covered Shares the direct or indirect ownership of which by Parent would result in a “Change in Control” (as defined in the Revolving Credit Agreement, dated as of December 6, 2006, among the Company, Wachovia Bank, National Association, as Administrative Agent, and the other parties thereto (the “Credit Agreement“)) (such number of Covered Shares that is one share less than the lesser of the number of Covered Shares referenced in clause (a) and (b), the “Maximum Covered Share Amount“), (ii) to the extent that, notwithstanding the application of clause (i) of this Section, the terms of this Agreement would result in a “Change of Control” under the Indenture or a “Change in Control” under the Credit Agreement”, then (a) a suitable and equitable provision shall be substituted therefor in order to effect, to the fullest extent permissible under the Indenture without resulting in a “Change of Control” under the Indenture or a “Change in Control” under the Credit Agreement”, as applicable, the original intent of the parties as closely as possible and to the end that the transactions contemplated hereby shall be fulfilled to the maximum extent possible and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

GRIFOLS, S.A.

By: /s/ Victor Grifols
Name: Victor Grifols
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

CERBERUS-PLASMA HOLDINGS LLC
By: CERBERUS PARTNERS, L.P.
Its Managing Member
By: CERBERUS ASSOCIATES, L.L.C.
Its General Partner

By: /s/ Mark A. Neporent
Name: Mark A. Neporent
Title: Vice President and Chief Operating Officer

Schedule 1

STOCKHOLDER

Name	Existing Shares

Talecris Holdings, LLC c/o Cerberus Capital Management, L.P. 299 Park Avenue New York, New York 10019 Attention: Mark A. Neporent	61,175,236 shares of Common Stock